Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2018

(Summary of the 2018 Interim Report)

1 Important Notice

1.1 This announcement of interim results is a summary of the 2018 Interim Report of PetroChina Company Limited (the “Company”). Investors who wish to get a full idea of the operating results, financial position and future development plan of the Company should carefully read the full version of the 2018 Interim Report, which is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn ).

1.2 The board of directors of the Company (the “Board” or “Board of Directors”), supervisory committee (“Supervisory Committee”) and all directors (“Directors”), supervisors (“Supervisors”) and senior management (“Senior Management”) of the Company warrant the truthfulness, accuracy and completeness of the information contained in the 2018 Interim Report and that there are no material omissions from, or misrepresentation or misleading statements contained in the 2018 Interim Report, and severally and jointly accept full responsibility thereof.

1.3 Except for Mr. Zhang Jianhua, Vice Chairman and executive Director, Mr. Liu Yuezhen, a non-executive Director, Mr. Liu Hongbin, a non-executive Director, Mr. Duan Liangwei, a non-executive Director and Mr. Simon Henry, an independent non-executive Director, who were absent for some reason, all the members of the Board attended the fourth Board meeting of 2018.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this announcement are unaudited.

1.5 Basic Information of the Company

Stock Name	PETROCHINA	PetroChina	PetroChina

Stock Code	857	PTR	601857

Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange	Shanghai Stock Exchange

Contact Persons	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office

Name	Wu Enlai	Liang Gang	Wei Fang

Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal Code	100007

Telephone	86 (10) 5998 2622	86 (10) 5998 6959	(852) 2899 2010

Email Address	zxy@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall consideration of the good fundamentals of development, financial condition and cash flow, to improve returns for the shareholders, the Board has resolved to declare a special interim dividend of RMB0.02220 yuan per share (inclusive of applicable tax) for 2018 in addition to an interim dividend of RMB0.06660 yuan per share (inclusive of applicable tax) based on the dividend distribution of 45% of net profit attributable to owners of the Company under IFRS, namely, to declare and pay to all shareholders of the Company an interim dividend of RMB0.08880 yuan per share (inclusive of applicable tax) for the six months ended June 30, 2018 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2018. The total amount of the interim dividend payable is RMB16,252 million.

2 Key Financial Data and Change of Shareholders

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

	Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,408,038	2,404,612	0.1
Equity attributable to owners of the Company	1,208,207	1,193,520	1.2

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Revenue	1,108,822	975,909	13.6
Net profit attributable to owners of the Company	27,088	12,676	113.7
Net cash flows from operating activities	146,158	144,833	0.9
Basic earnings per share (RMB Yuan)	0.148	0.069	113.7
Diluted earnings per share (RMB Yuan)	0.148	0.069	113.7
Return on net assets (%)	2.24	1.06	1.18 percentage points

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

	Unit: RMB million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,408,333	2,404,910	0.1
Equity attributable to equity holders of the Company	1,208,495	1,193,810	1.2

Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Operating income	1,108,822	975,909	13.6
Net profit attributable to equity holders of the Company	27,086	12,674	113.7
Net profit after deducting non-recurring profit items attributable to equity holders of the Company	30,227	15,302	97.5
Basic earnings per share (RMB Yuan)	0.148	0.069	113.7
Diluted earnings per share (RMB Yuan)	0.148	0.069	113.7
Weighted average return on net assets (%)	2.24	1.06	1.18 percentage points
Net cash flows from operating activities	146,158	144,833	0.9

2.2 Shareholdings of the Top Ten Shareholders

The total number of shareholders of the Company as at June 30, 2018 was 519,693, including 513,105 holders of A shares and 6,588 holders of H shares (including 174 holders of American Depositary Shares).

		Unit: Shares
Name of shareholders	Nature of shareholders	Number of shares held		Percentage of shareholding (%)	Increase / decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
China National Petroleum Corporation (“CNPC”)	State-owned	149,143,168,236	(1)	81.49	-1,945,525,292	0	0
HKSCC Nominees Limited (2)	Overseas legal person	20,876,114,698	(3)	11.41	9,779,665	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account (4)	State-owned legal person	3,820,000,000		2.09	0	0	3,820,000,000
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account (5)	State-owned legal person	2,061,000,000		1.13	0	0	2,061,000,000
China Securities Finance Corporation Limited	State-owned legal person	1,133,205,430		0.62	-95,970,600	0	0
Beijing Chengtong Financial Holding Investment Co., Ltd. (1)	State-owned legal person	972,762,646		0.53	972,762,646	0	0
Guoxin Investment Co., Ltd. (1)	State-owned legal person	972,762,646		0.53	972,762,646	0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	624,000,000		0.34	0	0	0
Ansteel Group Corporation	State-owned legal person	440,000,000		0.24	0	0	0
Central Huijin Asset Management Co., Ltd.	State-owned legal person	206,109,200		0.11	0	0	0

Notes:

(1)

Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. On June 7, 2018, the State-owned Assets Supervision and Administration Commission of the State Council approved the gratuitous transfer of 972,762,646 A shares of the Company, representing approximately 0.53% of the total share capital of the Company, and 972,762,646 A shares of the Company, representing approximately 0.53% of the total share capital of the Company, from CNPC to Beijing Chengtong Financial Holding Investment Co., Ltd. (“Chengtong Financial Holding”) and Guoxin Investment Co., Ltd. (“Guoxin Investment”), respectively. As at the end of the reporting period, the gratuitous transfer registration procedures have been completed. Upon the completion of the gratuitous transfers, CNPC holds 149,143,168,236 A shares, representing approximately 81.49% of the total share capital of the Company, Chengtong Financial Holding holds 972,762,646 A shares, representing approximately 0.53% of the total share capital of the Company, and Guoxin Investment holds 972,762,646 A shares, representing approximately 0.53% of the total share capital of the Company. The details are set out in the announcements of the Company published on the website of the Shanghai Stock Exchange (No. Lin 2018-021 and No. Lin 2018-024) and the Hong Kong Stock Exchange on June 7, 2018.

(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

On November 21, 2017, CNPC transferred 3,820,000,000 A shares to CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account as 17 CNPC E2 Pledge and Trust Property, representing approximately 2.09% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-049 and the announcement on the website of Hong Kong Stock Exchange on November 21, 2017.

(5)

On July 3, 2017, CNPC transferred 2,061,000,000 A shares to CNPC-CSC-17 CNPC EB Pledge and Trust Special Account as 17 CNPC EB Pledge and Trust Property, representing approximately 1.13% of the total share capital of the Company. Please see the announcement made by the Company on the Shanghai Stock Exchange numbered as Lin 2017-028 and the announcement on the website of the Hong Kong Stock Exchange on July 3, 2017.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: The Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2018, so far as the Directors are aware, the persons other than a Director, Supervisor or Senior Management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	149,143,168,236	(L)	Beneficial Owner	92.11	81.49
	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

BlackRock, Inc. (2)	H Shares	2,335,398,246	(L)	Interest of Corporation Controlled by the Substantial Shareholder	11.07	1.28
		39,298,000	(S)		0.19	0.02

JPMorgan Chase & Co.(3)	H Shares	1,334,710,252	(L)	Beneficial Owner / Investment Manager / Trustee / Approved Lending Agent	6.32	0.73
		193,635,165	(S)	Beneficial Owner	0.91	0.11
		661,867,126	(LP)	Approved Lending Agent	3.13	0.36

Citigroup Inc.(4)	H Shares	1,101,430,221	(L)	Holder of the Guaranteed Interest in Shares/Interest of Corporation Controlled by the Substantial Shareholder/Approved Lending Agent	5.22	0.60
		50,906,550	(S)	Interest of Corporation Controlled by the Substantial Shareholder	0.24	0.03
		934,405,871	(LP)	Approved Lending Agent	4.42	0.51

(L) Long position         (S) Short position         (LP) Lending pool

Notes:

(1)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)

BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 2,335,398,246 H shares (long position) and 39,298,000 H shares (short position) were held in the capacity as interest of corporation controlled by the substantial shareholder.

(3)

JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 380,681,209 H shares (long position) and 193,635,165 H shares (short position) were held in its capacity as beneficial owner; 292,136,817 H shares (long position) were held in its capacity as investment manager, and 25,100 H shares (long position) were held in its capacity as trustee, 661,867,126 H shares (long position) were held in its capacity as approved lending agent. Such 1,334,710,252 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager, trustee and approved lending agent.

(4)

Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 28,424,457 H shares (long position) were held in its capacity as holder of guaranteed interest in shares; 138,599,893 H shares (long position) and 50,906,550 H shares (short position) were held in its capacity as interest in corporation controlled by the substantial shareholder, and 934,405,871 H shares (long position) were held in its capacity as approved lending agent. Such 1,101,430,221 H shares (long position) included the interests held in its capacity as holder of the guaranteed interest in shares, interest of corporation controlled by the substantial shareholder and approved lending agent.

As at June 30, 2018, so far as the Directors are aware, save for disclosed above, no person (other than a Director, Supervisor or Senior Management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.4 Information on Changes of Controlling Shareholder and the De Facto Controller

☐  Applicable      ✓  Not applicable

2.5    Immature and Matured Unpaid Corporate Bonds

	Unit: RMB100 million
Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Balance of the Bonds	Interest Rate (%)
2012 Corporate Bonds (First Tranche) (10- year term)	12 PetroChina 02	122210.SH	2012-11-22	2022-11-22	20	4.90
2012 Corporate Bonds (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2027-11-22	20	5.04
2013 Corporate Bonds (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	2013-03-15	2023-03-15	40	4.88
2016 Corporate Bonds (First Tranche) (5-year term)	16 PetroChina 01	136164.SH	2016-01-19	2021-01-19	88	3.03
2016 Corporate Bonds (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bonds (Second Tranche) (5-year term)	16 PetroChina 03	136253.SH	2016-03-03	2021-03-03	127	3.15
2016 Corporate Bonds (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bonds (Third Tranche) (5-year term)	16 PetroChina 05	136318.SH	2016-03-24	2021-03-24	95	3.08
2016 Corporate Bonds (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-24	2026-03-24	20	3.60
2017 Corporate Bonds (First Tranche)	17 PetroChina 01	143255.SH	2017-08-18	2020-08-18	20	4.30

Indicators Reflecting the Solvency of the Issuer

Key Index	As at June 30, 2018	As at December 31, 2017
Asset-liability ratio (%)	41.86	42.55

Key Index	The First Half of 2018	The First Half of 2017
EBITDA interest coverage ratio	20.57	16.21

Information on Overdue Debt

☐  Applicable      ✓  Not applicable

3 Directors’ Report

3.1 Discussion and Analysis of Operations

In the first half of 2018, the global economy recovered generally with increasing unstable and uncertain factors in international politics and economy. The economy of China remained generally stable with good momentum for growth. China’s GDP increased by 6.8% as compared with the same period of last year. The fundamental supply and demand in the global oil market were on the tight side. The average international oil prices increased substantially as compared with the same period of last year.

Facing the complex and volatile political and economic environments domestic and abroad, the Group grasped the favourable opportunities arising from the rise of oil prices and the increase in market demands for natural gas, pursued to its guidelines of steady development, deepened reform and innovation as driving forces, and brought the advantages of integrated upstream and downstream businesses into full play. The Group devoted full efforts to expanding resources and developing markets. By adjusting its structure and promoting optimisation, the Group pushed forward a series of measures including broadening sources of income, reducing costs and improving efficiency. As a result, the Group achieved stable, safe and controllable production and operation, and the operating results improved significantly. The financial position of the Group remained stable with a decrease in interest-bearing debts, asset-liability ratio and gearing ratio. The cash flow was good and the free cash flow remained positive.

3.1.1 Market Review

(1) Crude Oil Market

In the first half of 2018, the global demand for oil increased steadily with frequently occurring geopolitical risks in the oil-producing countries, which brought the oil market back to a state of tight balance. The international oil prices fluctuated upwards. The average spot price for North Sea Brent crude oil and West Texas Intermediate (“WTI”) crude oil was US$70.58 per barrel and US$65.52 per barrel, respectively, representing an increase of 36.3% and 31.2% as compared with the same period of last year, respectively. The price spread between WTI crude oil and North Sea Brent crude oil increased slightly.

According to data from the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in the first half of 2018 was 94.3 million tons, representing a decrease of 1.6% as compared with the same period of last year.

(2) Refined Products Market

In the first half of 2018, the growth rate of domestic market demand for refined products continued to slow down, with an increasingly loose supply and demand balance. According to NDRC data, in the first half of 2018, the quantity of processed crude oil amounted to 293.88 million tons, representing an increase of 6.7% as compared with the same period of last year, and the output of refined products amounted to 183.33 million tons, representing an increase of 8.7% as compared with the same period of last year. The consumption of refined products amounted to 157.95 million tons, representing an increase of 5.6% as compared with the same period of last year, among which, the consumption of gasoline increased by 4.7% and the consumption of diesel increased by 5.3%. In the first half of 2018, the PRC government made 12 adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products increased, in aggregate, by RMB540 yuan per ton and RMB525 yuan per ton, respectively. The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

(3) Chemical Products Market

In the first half of 2018, the chemical products market achieved a generally good performance. Affected alternately by the market demand and the change in costs, the prices of chemical products rose twice and fell twice. In the beginning of the first quarter, as a result of the rise in the crude oil price, the prices of chemical products went up. Later, as affected by inventory, the prices of chemical products fluctuated downwards. In the second quarter, on account of the increase in the demand for chemical products as well as tight supply caused by maintenance and overhauls, the prices of chemical products fluctuated upwards first and, with decrease in demand, increase in imports and structural reform on the supply side, dropped again.

(4) Natural Gas Market

In the first half of 2018, the domestic demand for natural gas continued to increase fast. The domestic output of natural gas increased at a steady pace and the import of natural gas increased rapidly. According to NDRC data, in the first half of 2018, the domestic apparent consumption of natural gas was 134.8 billion cubic metres, representing an increase of 17.5% as compared with the same period of last year, the domestic natural gas output was 77.9 billion cubic metres, representing an increase of 4.9% as compared with the same period of last year, and the imports of natural gas amounted to 58.4 billion cubic metres, representing an increase of 39.3% as compared with the same period of last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration Operations

In the first half of 2018, the Group put stress on exploration with high efficiency, sped up exploration of natural gas and strengthened pre-exploration and risk exploration. The Group achieved significant exploration results both in new areas and new zones in old areas, further reinforcing its base of resources. A batch of high-efficiency zones of reserves were confirmed in Junggar, Erdos, Songliao, Bohai Bay and other basins. New progress in natural gas exploration was made in Tarim and other regions. New breakthrough was achieved in the exploration of deep shale gas in Sichuan Basin.

Domestic Development and Production Operations

In the first half of 2018, in its development of oil and gas fields, the Group continued to push forward the steady production of crude oil by formulating production plans in a scientific way, intensifying the classified management of oil reserves and strengthening the organisation and production of such key capacity projects as Mahu and Huaqing. The Group optimised the development of gas reserves, implemented key capacity projects such as Sulige and Gaoshiti-Moxi rapidly and optimised the production of gas fields based on market demand to increase the output of natural gas. The development of such unconventional gas resources as shale gas and coal-bed gas proceeded at a steady pace. In the first half of 2018, the crude oil output from domestic operations amounted to 363.9 million barrels, representing a decrease of 1.3% as compared with the same period of last year, and the marketable natural gas output from domestic operations amounted to 1,649.4 billion cubic feet, representing an increase of 2.5% as compared with the same period of last year. The oil and natural gas equivalent output from domestic operations amounted to 638.9 million barrels, representing an increase of 0.3% as compared with the same period of last year.

Overseas Oil and Gas Operations

In the first half of 2018, leveraging on The Belt and Road Initiative, the Group actively promoted international cooperation in oil and gas and entered into a number of cooperation agreements in Central Asia, Middle East and other regions. Among these, the closing of the Abu Dhabi offshore oil field projects has been completed. In terms of overseas oil and gas exploration, the Group put stress on discovering quality reserves that are quickly recoverable, focusing exploration investment on key regions and key projects, and made new breakthrough progress in several regions. The Group deepened the geological research of oil and gas reserves, continuously carried out water injection projects and pushed forward oil and gas production in an orderly way. In the first half of 2018, the oil and natural gas equivalent output from overseas operations amounted to 97.4 million barrels, representing an increase of 9.4% as compared with the same period of last year and accounting for 13.2% of the total oil and natural gas equivalent output of the Group.

In the first half of 2018, the Group recorded a crude oil output of 437.7 million barrels, representing an increase of 0.4% as compared with the same period of last year, a marketable natural gas output of 1,791.1 billion cubic feet, representing an increase of 3.0% as compared with the same period of last year, and an oil and natural gas equivalent output of 736.3 million barrels, representing an increase of 1.5% as compared with the same period of last year.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2018	First half of 2017	Changes (%)
Crude oil output	Million barrels	437.7	435.8	0.4
Of which: Domestic	Million barrels	363.9	368.5	(1.3)
Overseas	Million barrels	73.8	67.3	9.6
Marketable natural gas output	Billion cubic feet	1,791.1	1,738.7	3.0
Of which: Domestic	Billion cubic feet	1,649.4	1,608.8	2.5
Overseas	Billion cubic feet	141.7	129.9	9.1
Oil and natural gas equivalent output	Million barrels	736.3	725.7	1.5
Of which: Domestic	Million barrels	638.9	636.7	0.3
Overseas	Million barrels	97.4	89.0	9.4

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2018, for its refining and chemical operations, the Group pushed forward the market-orientated transformation and upgrading work and made its production and sales in a scientific way. The Group made an overall planning for and optimised the allocation of crude oil and chemical raw materials. The Group improved the processing load of the integrated equipment for refining and chemicals production and refining and chemical equipment with high efficiency. In the refining production, the Group devoted major efforts to adjust the structure of products, reducing the diesel-gasoline ratio from 1.33 for the same period of last year to 1.23. In the chemical production, the Group kept developing new brands of chemical products with a higher percentage of high value-added products. Despite the fact that the contribution to output by Sichuan Petrochemical and Jilin Petrochemical decreased due to scheduled maintenance and overhauls, the Group was still able to achieve an output of chemical products amounting to 11.696 million tons, representing an increase of 0.1% as compared with the same period of last year. In terms of sales of chemical commodity products, the Group responded quickly to market changes by increasing sales to direct supply customers and thus improved the marketing quality. In the first half of 2018, the Group processed 551.6 million barrels of crude oil, representing an increase of 16.1% as compared with the same period of last year, and produced 51.488 million tons of refined products, representing an increase of 19.0% as compared with the same period of last year.

In the first half of 2018, the refinery renovation projects of Liaoyang Petrochemical and Huabei Petrochemical completed intermediate hand-over. The Group pushed forward the implementation of the quality upgrading project of the National VI gasoline and diesel as planned. The adjustment, transformation and upgrading of the refinery structure of Daqing Petrochemical commenced.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2018	First half of 2017	Changes (%)
Processed crude oil	Million barrels	551.6	475.2	16.1
Gasoline, kerosene and diesel output	’000 ton	51,488	43,284	19.0
Of which: Gasoline	’000 ton	20,964	17,153	22.2
Kerosene	’000 ton	4,796	3,305	45.1
Diesel	’000 ton	25,728	22,826	12.7
Refining yield	%	93.71	93.86	(0.15 percentage point )
Ethylene	’000 ton	2,669	2,837	(5.9)
Synthetic resin	’000 ton	4,397	4,544	(3.2)
Synthetic fibre raw materials and polymers	’000 ton	672	741	(9.3)
Synthetic rubber	’000 ton	423	404	4.7
Urea	’000 ton	509	723	(29.6)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In the first half of 2018, in its marketing operations, the Group took proactive actions to cope with the significant increase in the supply of refined products and fiercer market competition in domestic market and worked hard to expand sales and increase efficiency. The Group strengthened the links between production and sales and optimised resources allocation to ensure a smooth crude oil business chain. The Group fully intensified the integrated marketing of refined products, fuel cards, non-oil business, lubricants and natural gas and the “Internet + marketing” initiatives, carried out diversified promotional activities, and kept enhancing its end-sale capabilities. The Group brought the professional and intensive advantages of the uSmile brand into full play and optimised its store sales to increase the sales of non-oil products continuously.

International Trading Operations

In the first half of 2018, in its international trading operations, the Group focused on synergy and leveraged the advantages of overseas oil and gas operation centres. The Group made an overall planning for the importation and exportation of resources and vigorously explored high-end and high-profitability markets like Australia and Canada, striving to enhance operating quality.

The Group sold a total of 90.334 million tons of gasoline, kerosene and diesel in the first half of 2018, representing an increase of 10.7% as compared with the same period of last year.

(4) Natural Gas and Pipeline

In the first half of 2018, with respect to its natural gas business, the Group made an overall and balanced planning for the organisation, transportation, distribution and marketing of its resources based on the situation of supply and demand and achieved an increase in transmission and sales while maintaining a general balance between production, transportation, sale and storage. The Group leveraged its advantages in centralised regulation and kept optimising the operation of pipeline network to ensure a smooth operation of the natural gas business chain. The Group also leveraged its advantages in professionalised marketing, communicated with customers in advance, optimised sales strategy and structure, resulting in a certain increase in end sales, accompanied by a significant increase in the sales volume of domestic natural gas.

In the first half of 2018, the deployment of pipeline network and the construction of key projects progressed steadily. The China-Russia East Natural Gas Pipeline Project and other projects progressed as scheduled and the construction of the Fujian-Guangdong main branch commenced.

3.1.3 Review of Operating Results

The financial data set out below is extracted from the Group’s interim condensed consolidated financial statements prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2018, the Group achieved a revenue of RMB1,108,822 million, representing an increase of 13.6% as compared with the same period of last year. Net profit attributable to owners of the Company was RMB27,088 million, representing an increase of 113.7% as compared with the same period of last year. Basic earnings per share were RMB0.148 yuan, representing an increase of RMB0.079 yuan as compared with the same period of last year.

Revenue    Revenue increased by 13.6% to RMB1,108,822 million for the first half of 2018 from RMB975,909 million for the first half of 2017. This was primarily due to the combined impact of the rise in the prices and changes in the sales volume of crude oil, natural gas, refined products and other main products. The table below sets out the external sales volume and average realised prices of the major products sold by the Group in the first half of 2018 and 2017 and their respective percentages of change during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
	First half of 2018	First half of 2017	Percentage of change (%)	First half of 2018	First half of 2017	Percentage of change (%)
Crude oil*	51,231	57,077	(10.2)	2,997	2,368	26.6
Natural gas (100 million cubic metres, RMB/’000 cubic metres) **	1,013.95	1,041.19	(2.6)	1,407	1,189	18.3
Gasoline	37,489	31,743	18.1	6,574	6,482	1.4
Diesel	43,962	41,926	4.9	5,189	4,605	12.7
Kerosene	8,883	7,953	11.7	4,242	3,542	19.8
Heavy oil	10,058	12,476	(19.4)	3,026	2,455	23.3
Polyethylene	2,218	2,287	(3.0)	8,880	8,471	4.8
Lubricant	676	643	5.1	7,918	8,221	(3.7)

*

The crude oil listed above represents all the external sales volume of crude oil of the Group. The sales volume of crude oil decreased as compared with the same period of last year, primarily due to the decrease in the international trading volume of crude oil.

**

The relevant numbers of city gas business was newly included in the sales and average realised price of natural gas. The numbers for the same period of last year were adjusted on the same basis. The sales volume of natural gas decreased as compared with the same period of last year, primarily due to the combined effects of increased domestic sales and decreased international trading volume of natural gas. The average realised price of natural gas increased as compared with the same period of last year primarily due to the combined effects of the increase in the entrepot trading price of natural gas and the effective measures taken by the Company to optimise the structure of sales of natural gas.

Operating Expenses    Operating expenses increased by 11.0% to RMB1,042,931 million for the first half of 2018 from RMB939,426 million for the first half of 2017, of which:

Purchases, Services and Other    Purchases, services and other increased by 14.0% to RMB719,047 million for the first half of 2018 from RMB630,556 million for the first half of 2017. This was primarily due to increases in purchase costs as a result of a rise in oil and gas price.

Employee Compensation Costs    Employee compensation costs (including wages, various types of insurance, housing provident fund, training costs and other relevant additional costs) for the first half of 2018 were RMB58,295 million, representing an increase of 4.6% from RMB55,740 million for the first half of 2017. This was primarily due to the increase in merit pay and social security costs as a result of increase in operating results and improvement of social security standards.

Exploration Expenses Exploration expenses increased by 56.9% to RMB10,759 million for the first half of 2018 from RMB6,859 million for the first half of 2017. This was primarily due to the fact that the Group accelerated its exploration pace and made all efforts to look for large scale and high quality reserves based on the trends of oil prices.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation decreased by 1.5% to RMB114,374 million for the first half of 2018 from RMB116,110 million for the first half of 2017. This was primarily due to the decrease in the depletion of oil and gas properties as a result of the increase in the development of proven reserves and the decrease in depletion ratio caused by the rise of oil and gas prices.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 7.2% to RMB36,857 million for the first half of 2018 from RMB34,386 million for the first half of 2017. This was primarily due to the fact that the repair, transportation and rental costs increased as compared with the same period of last year due to the expansion of the Group’s business scale. The Group continued to implement measures such as increasing sources of income and reducing expense, cutting costs and improving efficiency, and exerting a stringent control over non-production costs and expenses.

Taxes other than Income Taxes Taxes other than income taxes increased by 9.2% to RMB104,156 million for the first half of 2018 from RMB95,372 million for the first half of 2017, of which the consumption tax increased by RMB4,142 million from RMB68,240 million for the first half of 2017 to RMB72,382 million for the first half of 2018, and the resource tax increased by RMB2,187 million from RMB8,970 million for the first half of 2017 to RMB11,157 million for the first half of 2018. In the first half of 2018, the Group paid crude oil special gain levy of RMB1,178 million, which did not occur in the first half of 2017.

Other Income/(Expense), Net Other income, net of the Group for the first half of 2018 was RMB557 million while other expense, net for the first half of 2017 was RMB403 million. This was primarily due to the increase in the confirmed VAT refund of imported natural gas during the reporting period.

Profit from Operations    Profit from operations was RMB65,891 million for the first half of 2018, representing an increase of 80.6% from RMB36,483 million for the first half of 2017.

Net Exchange Gain/(Loss) Net exchange gain of the Group for the first half of 2018 was RMB369 million while net exchange loss for the first half of 2017 was RMB724 million. This was mainly due to the change of average exchange rate of US dollar against Renminbi.

Net Interest Expense    Net interest expense decreased by 4.6% to RMB9,675 million for the first half of 2018 from RMB10,143 million for the first half of 2017. This was mainly due to the combined effects of the decrease in interest expense as a result of the drop in average balance of interest-bearing debts as compared with the first half of 2017 and the increase in interest income from deposits.

Profit before Income Tax Expense Profit before income tax expense was RMB60,409 million for the first half of 2018, representing an increase of 117.1% from RMB27,831 million for the first half of 2017.

Income Tax Expense Income tax expense increased by RMB16,199 million to RMB23,067 million for the first half of 2018 from RMB6,868 million for the first half of 2017. This was primarily due to the increase in the amount of taxable income.

Profit for the period    Profit amounted to RMB37,342 million for the first half of 2018, representing an increase of 78.1% from RMB20,963 million for the first half of 2017.

Profit attributable to non-controlling interests    Profit attributable to non-controlling interests was RMB10,254 million for the first half of 2018, representing an increase of 23.7% from RMB8,287 million for the first half of 2017. This was primarily due to the increase in the profit of certain overseas subsidiaries of the Group.

Profit attributable to owners of the Company    Profit attributable to owners of the Company amounted to RMB27,088 million for the first half of 2018, representing an increase of 113.7% from RMB12,676 million for the first half of 2017.

(2) Segment Results

Exploration and Production

Revenue The revenue of the Exploration and Production segment for the first half of 2018 was RMB297,364 million, representing an increase of 22.6% from RMB242,620 million for the first half of 2017. This was primarily due to the increase in the sales volume and prices of oil and gas products such as crude oil and natural gas. The average realised crude oil price in the first half of 2018 was US$65.81 per barrel, representing an increase of 32.5% from US$49.68 per barrel for the first half of 2017.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 13.5% to RMB267,475 million for the first half of 2018 from RMB235,704 million for the first half of 2017. This was primarily due to the combined impact of (i) increase in the purchase costs for importing crude oil and (ii) increase in taxes other than income taxes.

The Group continued to tighten cost controls. In the first half of 2018, the oil and gas lifting cost was US$11.49 per barrel, representing a decrease of 1.8% as compared with the same period of last year without taking into account the impact of exchange rate.

Profit from Operations In the first half of 2018, the Group’s domestic Exploration and Production segment continued to deepen the reform, intensified advancement in management and technology, and pushed forward the big-platform plant operations, horizontal wells and the general contracting of drilling zones, with a view to controlling investments, reducing costs and enhancing profitability. For its overseas operations, the Exploration and Production segment reinforced protection against risks associated with overseas operations and optimisation of assets, and ensured an enhancement of general profitability by taking such comprehensive measures as increasing production, expanding sales and pushing up prices. In the first half of 2018, the Exploration and Production segment achieved an operating profit of RMB29,889 million, representing an increase of RMB22,973 million in operating profit as compared with RMB6,916 million for the first half of 2017, and therefore regained the position of a major contributor to the profit of the Group.

Refining and Chemicals

Revenue    The revenue of the Refining and Chemicals segment for the first half of 2018 was RMB409,070 million, representing an increase of 23.3% from RMB331,703 million for the first half of 2017. This was primarily due to the increase in the prices and sales volumes of refining and chemical products, especially gasoline, diesel and kerosene.

Operating Expenses Operating expenses of the Refining and Chemicals segment increased by 22.2% to RMB385,862 million for the first half of 2018 from RMB315,866 million for the first half of 2017. This was primarily due to the increase in the costs of raw materials such as crude oil, auxiliary materials and power.

In the first half of 2018, the cash processing cost of refineries was RMB158.24 yuan per ton, representing a decrease of RMB0.60 yuan per ton as compared with RMB158.84 yuan per ton for the same period of last year. This was primarily due to the increase in processing volume and the optimisation of the operation of production facilities.

Profit from Operations In the first half of 2018, by centering on transformation and upgrading, the Refining and Chemicals segment kept optimising the allocation of resources and the structure of products and intensifying its control over costs and expenses and recorded better results in terms of many technical and economic indicators as compared with the same period of last year, thus maintaining the improving tendency of its profitability. In the first half of 2018, the Refining and Chemicals segment achieved a profit from operations of RMB23,208 million, representing an increase of 46.5% as compared with RMB15,837 million for the first half of 2017. Among them, the refining operations generated an operating profit of RMB16,910 million as a result of the increase in gross profit and processed volume, representing an increase of 84.5% as compared with RMB9,164 million for the same period of last year; and, as a result of the combined impacts of increase in the costs of raw materials and the scheduled maintenance and overhauls of Sichuan Petrochemical and Jilin Petrochemical, the chemical operations generated an operating profit of RMB6,298 million, representing a decrease of 5.6% as compared with RMB6,673 million for the same period of last year.

Marketing

Revenue The revenue of the Marketing segment for the first half of 2018 was RMB929,735 million, representing an increase of 15.5% as compared with RMB805,262 million for the first half of 2017, which was primarily due to the increase in the price and sales volume of refined oil.

Operating Expenses Operating expenses of the Marketing segment increased by 15.7% to RMB925,250 million for the first half of 2018 from RMB799,580 million for the first half of 2017. This was primarily due to an increase in the expenses relating to the purchase of refined products from external suppliers.

Profit from Operations In the first half of 2018, faced with adverse factors such as fierce market competition and declined gross profit, the domestic business of the Marketing segment strictly controlled costs and expenses, developed the market through multiple channels, endeavoured to expand sales and improve profitability, and kept enhancing the profitability of non-oil business. For international trade, the Marketing segment optimised the importation and exportation of oil and gas resources, achieving a sustained growth in profitability. In the first half of 2018, the Marketing segment achieved an operating profit of RMB4,485 million, representing a decrease of 21.1% from RMB5,682 million for the first half of 2017.

Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment increased by 21.5% to RMB173,286 million for the first half of 2018 from RMB142,649 million for the first half of 2017, which was primarily due to the increase in the sales price and volume of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment increased by 22.1% to RMB157,181 million for the first half of 2018 from RMB128,715 million for the first half of 2017. This was primarily due to the increase in the expense for purchasing gas.

Profit from Operations In the first half of 2018, faced with the strong demand for natural gas, the Natural Gas and Pipeline segment made an overall planning for its resource, reduced unit purchase cost, optimised sales plan, allocate resources to high-profitability markets and improved the operating efficiency and profitability of pipeline network, resulting in an operating profit of RMB16,105 million, representing an increase of 15.6% from RMB13,934 million for the first half of 2017. In the first half of 2018, under the circumstance that import volume of natural gas increased significantly by 8,919 million cubic metres, the Natural Gas and Pipeline segment tried to take measures to control the loss and recorded a net loss of RMB13,413 million on the sales of imported natural gas and liquefied natural gas (“LNG”), representing an increase in loss of RMB1,615 million as compared with the same period of last year.

In the first half of 2018, the Group’s international operations(note) achieved a revenue of RMB391,550 million, accounting for 35.3% of the total revenue of the Group. Profit before income tax expense of overseas operations was RMB8,156 million, accounting for 13.5% of the profit before income tax of the Group. The international operations maintained healthy development and the Group’s internationalised operational capabilities were further improved.

Note: The four operating segments of the Group consist of Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of the respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at June 30, 2018	As at December 31, 2017	Percentage of Change
	RMB million	RMB million	%
Total assets	2,408,038	2,404,612	0.1
Current assets	464,504	425,162	9.3
Non-current assets	1,943,534	1,979,450	(1.8)
Total liabilities	1,008,041	1,023,293	(1.5)
Current liabilities	565,880	576,667	(1.9)
Non-current liabilities	442,161	446,626	(1.0)
Equity attributable to owners of the Company	1,208,207	1,193,520	1.2
Share capital	183,021	183,021	—
Reserves	296,944	298,062	(0.4)
Retained earnings	728,242	712,437	2.2
Total equity	1,399,997	1,381,319	1.4

Total assets amounted to RMB2,408,038 million, remaining relatively stable as compared with that as at the end of 2017, of which:

Current assets amounted to RMB464,504 million, representing an increase of 9.3% from that as at the end of 2017, primarily due to the increase in prepayments and other current assets, inventories and accounts receivable.

Non-current assets amounted to RMB1,943,534 million, representing a decrease of 1.8% from that as at the end of 2017, primarily due to the decrease in property, plant and equipment. The Group, through its asset-light strategy, achieved obvious effect by disposing of non-profitability or low-profitability assets, consolidating its asset base, elevating the profitability of unit assets.

Total liabilities amounted to RMB1,008,041 million, representing a decrease of 1.5% from that as at the end of 2017, of which:

Current liabilities amounted to RMB565,880 million, representing a decrease of 1.9% from that as at the end of 2017, primarily due to the combined effects of decrease in short-term borrowings and increase in payables.

Non-current liabilities amounted to RMB442,161 million, representing a decrease of 1.0% from that as at the end of 2017, primarily due to the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,208,207 million, representing an increase of 1.2% from that as at the end of 2017, primarily due to the increase in retained earnings.

(4) Cash Flows

As at June 30, 2018, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the owners of the Company.

The table below sets out the cash flows of the Group for the first half of 2018 and 2017, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30
	2018	2017
	RMB million	RMB million
Net cash flows from operating activities	146,158	144,833
Net cash flows used for investing activities	(99,491)	(87,253)
Net cash flows used for financing activities	(52,588)	(39,622)
Translation of foreign currency	621	(1,351)
Cash and cash equivalents at end of the period	117,477	114,538

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2018 were RMB146,158 million, representing an increase of 0.9% from the net cash flows of RMB144,833 million for the first half of 2017. This was mainly due to the combined impact resulting from the increase in profit during the reporting period and the change in working capital. As at June 30, 2018, the Group had cash and cash equivalents of RMB117,477 million, of which, approximately 55.2% were denominated in Renminbi, approximately 41.0% were denominated in US Dollars, approximately 3.0% were denominated in Hong Kong Dollars and approximately 0.8% were denominated in other currencies.

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2018 were RMB99,491 million, representing an increase of 14.0% from RMB87,253 million for the first half of 2017. This was primarily due to the increase in the capital expenditures of the Group in the first half of 2018.

Net Cash Flows Used For Financing Activities

The net cash flows of the Group used for financing activities for the first half of 2018 were RMB52,588 million, representing an increase of 32.7% from RMB39,622 million for the first half of 2017. This was primarily due to the fact that in the first half of 2018 the Group optimised its debt structure, reduced its debt scale and repaid more borrowings than the same period of last year.

The net borrowings of the Group as at June 30, 2018 and December 31, 2017, respectively, were as follows:

	As at June 30, 2018	As at December 31, 2017
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	148,083	175,417
Long-term borrowings	284,809	289,858

Total borrowings	432,892	465,275

Less: Cash and cash equivalents	117,477	122,777

Net borrowings	315,415	342,498

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2018 and December 31, 2017, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2018	As at December 31, 2017
	RMB million	RMB million
Within 1 year	162,058	189,050
Between 1 and 2 years	72,259	69,159
Between 2 and 5 years	187,354	191,879
After 5 years	56,132	70,179

	477,803	520,267

Of the total borrowings of the Group as at June 30, 2018, approximately 49.0% were fixed-rate loans and approximately 51.0% were floating-rate loans. Of the total borrowings as at June 30, 2018, approximately 69.9% were denominated in Renminbi, approximately 27.9% were denominated in US Dollars and approximately 2.2% were denominated in other currencies.

As at June 30, 2018, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 23.6% (December 31, 2017: 25.2%).

(5) Capital Expenditures

For the first half of 2018, the Group continued to optimise its investment structure and reasonably adjusted the pace of construction of projects and, as such, its capital expenditures amounted to RMB74,618 million, representing an increase of 19.7% from RMB62,339 million for the first half of 2017, which was mainly due to an increase in the investment in connection with the oil and gas exploration and development, the construction of the sales network of refined products and the acquisition of the projects in Abu Dhabi. The following table sets out the capital expenditures incurred by the Group for the first half of 2018 and for the first half of 2017 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2018.

	For the first half of 2018		For the first half of 2017		Estimates for 2018
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	58,361	78.21	45,303	72.67	174,800	75.02
Refining and Chemicals	4,230	5.67	4,667	7.49	19,800	8.50
Marketing	3,308	4.43	1,930	3.10	16,500	7.08
Natural Gas and Pipeline	8,221	11.02	10,132	16.25	20,000	8.58
Head Office and Other	498	0.67	307	0.49	1,900	0.82

Total	74,618	100.00	62,339	100.00	233,000	100.00

*

If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2017 and the first half of 2018, and the estimates for the same for the year of 2018 would be RMB48,552 million, RMB62,177 million and RMB185,800 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment of the Group amounted to RMB58,361 million for the first half of 2018. The expenditures were primarily used for oil and gas exploration and development conducted both within and outside the PRC. The Group’s domestic exploration focused on the oil and gas regions such as Erdos Basin, Tarim Basin and Sichuan Basin, with a focus on maintaining and increasing the output from oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest as well as the development of unconventional resources such as shale gas. For its overseas operations, the Group continued to increase its efforts in speeding up the existing oil and gas exploration and development projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region and to push forward the development of new projects in the Middle East.

The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2018 would amount to RMB174,800 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment of the Group amounted to RMB4,230 million for the first half of 2018, primarily used for the construction of refining and chemical projects, such as Liaoyang Petrochemical optimization and efficiency renovation of Russian crude oil processing project, Huabei Petrochemical upgrade of refining quality and technical reformation of safety and environment protection and the construction of refined oil product quality upgrade projects.

The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2018 will amount to RMB19,800 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB3,308 million for the first half of 2018, which were used primarily for the construction and expansion of the domestic sales networks for high-profitability refined products markets, the anti-leakage renovation of double-deck tanks of service stations and the construction of overseas oil and gas operation centres.

The Group anticipates that capital expenditures for the Marketing segment throughout 2018 will amount to RMB16,500 million.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment of the Group amounted to RMB8,221 million for the first half of 2018, which were used primarily for the construction of key oil and gas transmission pipelines such as the China-Russia East Natural Gas Pipeline Project, the Fujian-Guangdong main branch, the second China-Russia Crude Oil Pipeline, and also the construction of gas branches and city gas facilities.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment throughout 2018 will amount to RMB20,000 million.

Head Office and Other

Capital expenditures for Head Office and Other segment for the first half of 2018 were RMB498 million, which were primarily used for scientific research activities and construction of information system.

The Group anticipates that capital expenditures for Head Office and Other segment throughout 2018 will amount to RMB1,900 million.

3.1.4 Business Prospects for the Second Half of the Year

The global economy is expected to continue to recover moderately in the second half of 2018, but its development tends to be more uncertain and imbalanced. The global oil market is expected to be tightly balanced, with price remaining fluctuating with the pressure to go downward. It is expected that the Chinese economy will continue to develop at a reasonable pace, more efforts will be put into protection of ecosystem, adjustments to policies in the oil and gas industry will be promulgated steadily, and competition in the oil and gas market, in particular the downstream market will become fiercer. The Group will enhance its analysis and assessment of the situation, grasp favourable opportunities arising from China’s supply-side structural reform and The Belt and Road Initiative, take advantage of its strengths on integrated operation and make an overall planning in respect of its resources and markets, both within and outside the PRC, for its oil and gas business chains, optimise the allocation of resources and production structure, strengthen its ability in achieving an integrated balance and coordinated operation, broaden source of income, reduce expenditure and cut costs to improve efficiency, accomplish its production and operation targets for the year and facilitate the steady and high quality development of the Group.

In respect of exploration and production, the Group will continue to solidify the base for oil and gas exploration, and make its best endeavour to stabilize oil production, improve gas production and enhance production efficiency. The Group will carry out oil and gas exploration in key basins and areas, intensify comprehensive geological research and technical research, strengthen mining rights and reserves management, and strive to enlarge economies of scale and recoverable reserves. The Group will make scientific organization of oil and gas production based on their contribution to performance results. With respect to development of crude oil, the Group will accelerate development of key capacity projects including Mahu project in Xinjiang as well as the tight oil development and construction in Changqing, and carry out projects to stabilize production outputs of existing oil fields; with respect to development of natural gas, the Group will focus on key capacity projects in major natural gas fields, accelerate the pace of plant opening in new natural gas fields, stabilize production outputs of existing natural gas fields, and promote the development of shale gas in a profitable, large-scale and environmentally-friendly way.

In respect of refining and chemicals operations, the Group will focus on transformation and upgrading, emphasize construction of key projects and structural adjustments, and maintain a stable and optimized operation of the refining and chemical business. The Group will make comprehensive arrangement for and optimize resources, improve the processing load of high-efficiency refining equipment; optimize processing route and make continuous structural adjustments to oil refining products by closely following market demands; accelerate development of new chemical products and increase the proportion of products of high performance and added value. For the sales of chemical products, the Group will proactively adapt to market change, leverage on the synergy created from the coordination of production, marketing, research and utilisation to continuously optimise the sale networks, flow of resources and customer structure and improve efficiency and profitability.

In respect of the sales of refined products, the Group will make its best endeavour to expand sales scale, optimize resources allocation, ensure smooth business chain connection and maximize overall benefits. Utilizing the advantages of integration of businesses, the Group will make multiple efforts to promote development of network of refined products. The Group will intensify market analysis and research on competition trend, adhere to the principle of maximizing profit, carry out fine marketing, strengthen connection and mutual promotion among refined products, fuel cards, non-oil business, lubricants and natural gas as well as cross-border joint marketing, continue to enhance marketing level and effectiveness, and smoothly carry out quality upgrade replacement National VI gasoline and diesel to ensure timely supply.

In respect of natural gas and pipeline operations, the Group will judge demand in a scientific way and coordinate resources and markets to achieve improvement of both quantity and profitability. The Group will improve the pipe network interconnection mechanism, optimize pipeline operation, and enhance pipe transportation profitability. The Group will capture the favourable opportunities arising from the rapid growth in natural gas consumption, coordinate resources within and outside the PRC, intensify marketing to high-end and terminal markets, and develop downstream markets along new pipelines in order to improve sales performance of natural gas business chain.

In respect of international operations, the Group will expand results of overseas oil and gas cooperation to maintain stable performance improvement. The Group continues to make exploration with high efficiency striving for achieving discovery of large scale; focus on fine development, actively promote mature and advanced technologies and ensure production outputs of existing projects are stabilized and improved; promote key projects including phase III of Halfaya project as scheduled. Inspect of international trade, the Group will focus on resource introduction and export, continue to promote construction of global oil and gas operation centre, constantly expand the scale of trade, enrich trade means, and play into the function of synergistic efforts and improve profitability.

3.2 Other Financial Information

3.2.1 Principal Operations by Segment under CAS

	Income from principal operations for the first half of 2018	Cost of principal operations for the first half of 2018	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	289,768	220,569	18.4	22.0	11.4	7.6
Refining and Chemicals	405,819	276,752	11.4	23.5	29.2	0.5
Marketing	917,476	888,551	3.1	15.3	16.2	(0.5)
Natural Gas and Pipeline	169,697	152,418	10.0	20.3	21.8	(0.9)
Head Office and Other	13	19	—	(69.8)	(51.3)	—
Inter-segment elimination	(701,006)	(695,294)	—	—	—	—

Total	1,081,767	843,015	12.8	13.2	11.6	1.7

*	Gross margin = Profit from principal operations / Income from principal operations

3.2.2 Principal Operations by Region under CAS

	First half of 2018	First half of 2017	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	717,272	624,078	14.9
Other	391,550	351,831	11.3

Total	1,108,822	975,909	13.6

3.2.3 Final Dividend for the Year Ended December 31, 2017

The final dividend in respect of 2017 of RMB0.06074 yuan per share (inclusive of applicable tax), amounting to a total of RMB11,117 million was approved by the shareholders at the annual general meeting of the Company on June 5, 2018 and was paid on June 21, 2018 (for A shares) and July 26, 2018 (for H shares), respectively.

3.2.4 Interim Dividend for 2018 and Closure of Register of Members

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2018 at the annual general meeting of the Company on June 5, 2018. In overall consideration of the good fundamentals of development, financial condition and cash flow, to improve returns for the shareholders, the Board has resolved to declare a special interim dividend of RMB0.02220 yuan per share (inclusive of applicable tax) for 2018 in addition to an interim dividend of RMB0.06660 yuan per share (inclusive of applicable tax) based on the dividend distribution of 45% of profit attributable to owners of the Company under IFRS, namely, to declare and pay to all shareholders of the Company an interim dividend of RMB0.08880 yuan per share (inclusive of applicable tax) for the six months ended June 30, 2018 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2018. The total amount of the interim dividend payable is RMB16,252 million.

The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 20, 2018. The register of members of H shares will be closed from September 15, 2018 to September 20, 2018 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited on or before 4:30 p.m., September 14, 2018. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of September 20, 2018 will be eligible for the interim dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited (the “Articles of Association”) and relevant laws, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》 ) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2018 interim dividend by the Board is RMB0.87113 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.10194 Hong Kong Dollar per H share (inclusive of applicable tax).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for its onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around November 1, 2018 to the holders of H shares by ordinary mail at their own risks.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments based on the information that will have been registered on the Company’s H share register of members on September 20, 2018.

According to the regulation promulgated by the State Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2015] No.60) (《關於發布<非居民納稅人享受稅收協定待遇管理辦法 >的公告》(國家稅務總局公告2015年第 60號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 20, 2018 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 14, 2018 (address: Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on September 20, 2018.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通机制試點有關稅收政策的通知》 (財稅[2014]81號)), which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通机制試點有關稅收政策的通知》 (財稅[2016]127號)), which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where any such investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may directly, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Material Acquisition, Sale and Restructuring of Assets

On March 21, 2018, the Group entered into an agreement with Abu Dhabi National Oil Company (ADNOC), pursuant to which the Group acquired 10% equity interest in Abu Dhabi Umm Shaif & Nasr Oilfield Permit with an access fee of US$0.575 billion and 10% equity interest in Lower Zakum Oilfield Permit with an access fee of US$0.600 billion. The agreement became effective dating back to March 9, 2018, with a term of 40 years.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s overseas business and will benefit the future financial position and the operating results of the Group.

4.2 Adjustment to City Gate Price of Natural Gas for Residential Use

NDRC promulgated the Notice on Straightening Out the City Gate Price of Natural Gas for Residential Use (Fa Gai Jia Ge Gui [2018] No.794) (《關於理順居民用氣門站價格的通知》（發改價格規[2018]794號）) on May 25, 2018. Pursuant to such notice, commencing from June 10, 2018, prices of natural gas for residential use will be managed by benchmark city gate price instead of highest city gate price, and the price level shall be determined based on benchmark city gate price of natural gas used for non-residential purposes (plus a VAT of 10%). Based on the benchmark city gate price, supply and demand sides may negotiate a specific price within the range of 20% higher than and any percentage lower than the existing benchmark city gate price, achieving connection with the pricing mechanism of natural gas for non-residential use. Any increase of price can only be implemented after one year upon the promulgation of the Notice. Currently, for benchmark city gate price of natural gas used for residential purposes which defer a lot from the benchmark city gate price of natural gas used for non-residential purposes, the maximum adjustment range shall not exceed RMB350 yuan per thousand cubic meters in principle, and any remaining price difference will be straightened out one year later when appropriate. In the meantime, seasonal trading policies are implemented to encourage market-based trading.

This matter will not affect the continuity of business and the stability of management of the Group and will help the natural gas business of the Group develop in a sustainable and healthy way and the operating results continue to get better.

4.3 Reduction of Resource Tax Assessed on Shale Gas

The Ministry of Finance and State Administration of Taxation promulgated the Notice on Reduction of Resource Tax Assessed on Shale Gas (Cai Shui [2018] No.26) (《關於對頁岩氣減征資源稅的通知》（財稅[2018]26號）) on March 29, 2018. Pursuant to such notice, in order to promote the development and utilization of shale gas and effectively increase natural gas supply, from April 1, 2018 to March 31, 2021, a reduction of 30% will apply to the resource tax assessed on shale gas (at the prescribed tax rate of 6%).

This matter will not affect the continuity of business and the stability of management of the Group and will help the exploration and production business of the Group develop in a sustainable and healthy way and the operating results continue to get better.

4.4 Events After the Balance Sheet Date

In accordance with the Special Management Measures (Negative List) for Foreign Investment Access (2018) promulgated on June 28, 2018 by the NDRC and Ministry of Commerce (Order of the NDRC and Ministry of Commerce [2018] No.18) (國家發改委、商務部外商投資准入特別管理措施（負面清單）（ 2018年版）（發展改革委 商務部令2018年第18號）), commencing from July 28, 2018, the restriction that the controlling interests in construction and operation of chain gas stations with over 30 branches and selling different types and brands of refined oil from multiple suppliers that have been established by a single foreign investor must be held by a Chinese party is removed.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Accounting Period

✓ Applicable     ☐ Not applicable

5.1.1 The impact on CAS

(a) New revenue standard

The Accounting Standards for Business Enterprises No. 14—Revenue (Revised) (the “new revenue standard”) issued by the Ministry of Finance (MOF) in 2017 has replaced the Accounting Standards for Business Enterprises No. 14—Revenue and Accounting Standards for Business Enterprises No. 15—Construction Contracts issued by MOF in 2006. The Group adopted the new revenue standard from January 1, 2018 and has accordingly made some adjustments to its accounting policies.

Considering the cumulative effect of initial application of the new revenue standard, the adoption of the new revenue standard exerts no material impact on the Group’s retained earnings as at January 1, 2018 and comparative information has not been restated. There has been no material impact on each of the line items in the consolidated and company income statements for the six months ended June 30, 2018 and the consolidated and company balance sheets as at June 30, 2018 compared with the financial statements had the previous policies been applied, except that some line items in the financial statements are reclassified.

(b) New financial instruments standards

In 2017, the MOF issued the Accounting Standards for Business Enterprises No. 22—Recognition and Measurement of Financial Instruments (Revised), the Accounting Standards for Business Enterprises No. 23—Transfer of Financial Instruments (Revised), the Accounting Standards for Business Enterprises No. 24—Hedging accounting (Revised) and the Accounting Standards for Business Enterprises No. 37—Presentation of Financial Instruments (Revised) (together referred to as “new standards on financial instruments”). The Group adopted the new financial instruments standards from January 1, 2018 and has accordingly made some adjustments to its accounting policies.

The Group did not designate or de-designate any financial asset or financial liability at FVTPL at January 1, 2018. The closing loss allowance determined in accordance with the old financial instruments standards as at December 31, 2017 is not materially different from the opening loss allowance determined in accordance with the new financial instruments standards as at January 1, 2018. Meanwhile, the Group has not adjusted the comparative figures in the financial statements.

(c) Interpretation No.9 to 12

The MOF issued CAS Bulletin No.9—Accounting of Net Investment Losses under Equity Method, CAS Bulletin No.10—Applying Revenue-based Depreciation Method on Fixed Assets, CAS Bulletin No.11—Applying Revenue-based Amortisation Method on Intangible Assets and CAS Bulletin No.12—Determination of Whether the Provider and Receiver of Key Management Personnel Services are Related Parties (collectively the “CAS Bulletins No.9-12”) in 2017.

The Group has reviewed the relevant accounting policies in accordance with the requirements related to the accounting of net investment losses under equity method, the depreciation and amortisation methods of fixed assets and intangible assets and the related party identification and disclosure of key management personnel services of CAS Bulletins No.9-12. The adoption of CAS Bulletins No.9-12 does not have material impact on the financial position and financial performance of the Group.

(d) Presentation of financial statements

The MOF issued the “Notice on Revision of the Illustrative Financial Statements for 2018” (Caikuai [2018] No.15) in June 2018.

The Group has prepared financial statements for the six months ended June 30, 2018 in accordance with Caikuai [2018] No.15. Presentation of related financial statements have been adjusted retrospectively.

Details of changes in accounting policies and its impacts mentioned above, please see Note “4 (30) Changes in Significant Accounting Policies” of financial statements prepared in accordance with CAS in the 2018 Interim Report of PetroChina Company Limited.

5.1.2 The impact on IFRS

The Group has initially adopted IFRS 15 “Revenue from contracts with customers” (“IFRS 15”) and IFRS 9 “Financial Instruments” (“IFRS 9”) from 1 January 2018. The Group has adopted IFRS 15 using the cumulative effect method. The initial adoption of IFRS 15 exerts no material impact on the retained earnings and other financial statements items at the beginning of 2018. The adoption of the new standard exerts no material impact on financial information other than, subject to the new standard, changes in presentation for certain financial statement items. According to the IFRS 15, yet corresponding adjustments haven’t been made to comparative figures by the Group. In accordance with requirements under IFRS 9, the Group has made retrospective adjustment to the classification and measurement of financial instruments (impairment included) and made an assessment on the difference between the original carrying amount and the carrying amount at the date of adoption of the new standards. The initial adoption of IFRS 9 exerts no material impact on the retained earnings and other comprehensive income at the beginning of 2018 and consequently no adjustment has been made to the comparative figures.

Details of changes in accounting policies and its impacts mentioned above, please see Note “4 Changes in Significant Accounting Policies” of financial statements prepared in accordance with IFRS in the 2018 Interim Report of PetroChina Company Limited.

5.2 Content, Corrected Amount, Reason and Impact of Material Accounting Error

☐ Applicable     ✓ Not applicable

5.3 The Balance Sheets and Income Statements, with Comparatives

5.3.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

		Six months ended June 30
	Notes	2018	2017
		RMB million	RMB million
REVENUE	(i)	1,108,822	975,909

OPERATING EXPENSES
Purchases, services and other		(719,047)	(630,556)
Employee compensation costs		(58,295)	(55,740)
Exploration expenses, including exploratory dry holes		(10,759)	(6,859)
Depreciation, depletion and amortisation		(114,374)	(116,110)
Selling, general and administrative expenses		(36,857)	(34,386)
Taxes other than income taxes		(104,156)	(95,372)
Other income/(expense), net		557	(403)

TOTAL OPERATING EXPENSES		(1,042,931)	(939,426)

PROFIT FROM OPERATIONS		65,891	36,483

FINANCE COSTS
Exchange gain		8,274	3,509
Exchange loss		(7,905)	(4,233)
Interest income		1,434	1,189
Interest expense		(11,109)	(11,332)

TOTAL NET FINANCE COSTS		(9,306)	(10,867)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		3,824	2,215

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	60,409	27,831
INCOME TAX EXPENSE	(iii)	(23,067)	(6,868)

PROFIT FOR THE PERIOD		37,342	20,963

OTHER COMPREHENSIVE INCOME
(i) Items that will not be reclassified to profit or loss:
Fair value loss from financial assets measured at fair value through other comprehensive income		(122)	—
(ii) Items that are or may be reclassified subsequently to profit or loss:
Currency translation differences		(2,159)	316
Fair value loss from available-for-sale financial assets, net of tax		—	(3)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		(4)	(124)

OTHER COMPREHENSIVE INCOME, NET OF TAX		(2,285)	189

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		35,057	21,152

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		27,088	12,676
Non-controlling interests		10,254	8,287

		37,342	20,963

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		23,910	13,550
Non-controlling interests		11,147	7,602

		35,057	21,152

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.148	0.069

(2) Condensed Consolidated Statement of Financial Position

	Notes	June 30, 2018	December 31, 2017
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,657,639	1,702,813
Investments in associates and joint ventures		83,884	81,159
Available-for-sale financial assets		—	1,917
Financial assets measured at fair value through other comprehensive income		918	—
Advance operating lease payments		74,618	73,896
Intangible and other non-current assets		101,030	92,941
Deferred tax assets		22,345	26,724
Time deposits with maturities over one year		3,100	—

TOTAL NON-CURRENT ASSETS		1,943,534	1,979,450

CURRENT ASSETS
Inventories		159,808	144,669
Accounts receivable	(vi)	63,897	53,143
Prepayments and other current assets		88,933	72,014
Notes receivable		23,317	19,215
Time deposits with maturities over three months but within one year		11,072	13,344
Cash and cash equivalents		117,477	122,777

TOTAL CURRENT ASSETS		464,504	425,162

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	303,989	343,819
Contract liabilities		70,113	—
Income taxes payable		11,102	9,533
Other taxes payable		32,593	47,898
Short-term borrowings		148,083	175,417

TOTAL CURRENT LIABILITIES		565,880	576,667

NET CURRENT LIABILITIES		(101,376)	(151,505)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,842,158	1,827,945

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital		183,021	183,021
Retained earnings		728,242	712,437
Reserves		296,944	298,062

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,208,207	1,193,520
NON-CONTROLLING INTERESTS		191,790	187,799

TOTAL EQUITY		1,399,997	1,381,319

NON—CURRENT LIABILITIES
Long-term borrowings		284,809	289,858
Asset retirement obligations		133,290	131,546
Deferred tax liabilities		11,137	12,660
Other long-term obligations		12,925	12,562

TOTAL NON—CURRENT LIABILITIES		442,161	446,626

TOTAL EQUITY AND NON—CURRENT LIABILITIES		1,842,158	1,827,945

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	Six months ended June 30
	2018	2017
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from financial assets at fair value through other comprehensive income	13	—
Dividend income from available-for-sale financial assets	—	25
Reversal of provision for impairment of receivables	12	9
Reversal of write down in inventories	43	28
Gain on disposal of investment in subsidiaries	—	63
Charged
Amortisation of intangible and other assets	2,069	2,019
Cost of inventories recognised as expense	860,029	770,472
Provision for impairment of receivables	7	1
Interest expense (Note (i))	11,109	11,332
Loss on disposal of property, plant and equipment	2,478	2,130
Operating lease expenses	9,645	9,000
Research and development expenses	6,290	5,499
Write down in inventories	57	301
Loss on disposal of investment in subsidiaries	8	—
Note (i): Interest expense
Interest expense	11,835	12,287
Less: Amount capitalised	(726)	(955)

	11,109	11,332

(iii) Income Tax Expense

	Six months ended June 30
	2018	2017
	RMB million	RMB million
Current taxes	20,276	13,106
Deferred taxes	2,791	(6,238)

	23,067	6,868

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2018 and June 30, 2017 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2018	2017
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2018 (a)	16,252	—
Interim dividends attributable to owners of the Company for 2017 (c)	—	12,676

(a)

As authorised by shareholders in the Annual General Meeting on June 5, 2018, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2018 of RMB0.08880 yuan per share amounting to a total of RMB16,252 million. The dividends were not paid by the end of the reporting period, and were not recognised as liability at the end of the reporting period, as they were declared after the date of the statement of financial position.

(b)

Final dividends attributable to owners of the Company in respect of 2017 of RMB0.06074 yuan per share amounting to a total of RMB11,117 million were approved by the shareholders in the Annual General Meeting on June 5, 2018 and were paid on June 21, 2018 (A shares) and July 26, 2018 (H shares).

(c)

Interim dividends attributable to owners of the Company in respect of 2017 of RMB0.06926 yuan per share amounted to a total of RMB12,676 million. The dividends were not paid before June 30, 2017, and were not recognised as liability as of June 30, 2017, as they were declared after the date of the statement of financial position. The dividends were paid on September 15, 2017 (A shares) and October 27, 2017 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2016 of RMB0.03801 yuan per share amounting to a total of RMB6,957 million were paid on June 22, 2017 (A shares) and July 27, 2017 (H shares).

(vi) Accounts Receivable

	June 30, 2018	December 31, 2017
	RMB million	RMB million
Accounts receivable	68,665	57,914
Less: Provision for impairment of accounts receivable	(4,768)	(4,771)

	63,897	53,143

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), as of June 30, 2018 and December 31, 2017 is as follows:

	June 30, 2018	December 31, 2017
	RMB million	RMB million
Within 1 year	62,489	51,051
Between 1 and 2 years	537	1,203
Between 2 and 3 years	319	379
Over 3 years	552	510

	63,897	53,143

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2018	December 31, 2017
	RMB million	RMB million
Trade payables	111,434	103,201
Advances from customers	—	67,176
Salaries and welfare payable	10,679	6,955
Accrued expenses	31,973	213
Dividends payable	10,676	139
Interest payable	2,295	3,910
Construction fee and equipment cost payables	98,375	121,313
Other	38,557	40,912

	303,989	343,819

Other consists primarily of customer deposits.

The aging analysis of trade payables as of June 30, 2018 and December 31, 2017 is as follows:

	June 30, 2018	December 31, 2017
	RMB million	RMB million
Within 1 year	102,315	94,996
Between 1 and 2 years	5,063	4,241
Between 2 and 3 years	1,553	1,894
Over 3 years	2,503	2,070

	111,434	103,201

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing and Natural Gas and Pipeline.

The segment information for the operating segments for the six months ended June 30, 2018 and 2017 are as follows:

Six months ended June 30, 2018	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	297,364	409,070	929,735	173,286	373	1,809,828
Less: intersegment sales	(242,322)	(319,089)	(123,791)	(15,745)	(59)	(701,006)

Revenue from external customers	55,042	89,981	805,944	157,541	314	1,108,822

Depreciation, depletion and amortisation	(86,004)	(10,611)	(6,583)	(10,384)	(792)	(114,374)
Profit/(loss) from operations	29,889	23,208	4,485	16,105	(7,796)	65,891

Six months ended June 30, 2017	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	242,620	331,703	805,262	142,649	506	1,522,740
Less: intersegment sales	(198,560)	(247,795)	(85,595)	(14,796)	(85)	(546,831)

Revenue from external customers	44,060	83,908	719,667	127,853	421	975,909

Depreciation, depletion and amortisation	(88,673)	(10,759)	(6,134)	(9,751)	(793)	(116,110)
Profit/(loss) from operations	6,916	15,837	5,682	13,934	(5,886)	36,483

5.3.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

	Unit: RMB million
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
	The Group	The Group	The Company	The Company
ASSETS
Current assets
Cash at bank and on hand	128,549	136,121	48,871	44,432
Notes and accounts receivable	87,214	72,358	20,433	19,087
Advances to suppliers	22,239	10,191	11,369	4,065
Other receivables	18,359	14,128	17,989	25,682
Inventories	159,808	144,669	106,159	94,439
Other current assets	48,335	47,695	41,263	33,582

Total current assets	464,504	425,162	246,084	221,287

Non-current assets
Available-for-sale financial assets	—	1,937	—	1,339
Investments in other equity instruments	938	—	480	—
Long-term equity investments	83,947	81,216	384,763	382,450
Fixed assets	675,995	695,034	323,944	331,837
Oil and gas properties	771,384	811,604	518,871	547,073
Construction in progress	210,276	196,192	145,131	137,866
Intangible assets	72,907	72,913	54,982	54,813
Goodwill	42,064	41,934	—	—
Long-term prepaid expenses	26,978	26,711	21,467	21,768
Deferred tax assets	22,345	26,724	18,066	23,354
Other non-current assets	36,995	25,483	11,446	7,672

Total non-current assets	1,943,829	1,979,748	1,479,150	1,508,172

TOTAL ASSETS	2,408,333	2,404,910	1,725,234	1,729,459

				Unit: RMB million
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
	The Group	The Group	The Company	The Company
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	88,305	93,881	78,320	84,770
Notes and accounts payable	217,695	235,211	94,636	119,429
Advances from customers	—	67,176	—	44,435
Contract liabilities	70,113	—	44,175	—
Employee compensation payable	10,679	6,955	8,285	5,051
Taxes payable	43,695	57,431	31,395	41,312
Other payables	74,623	32,804	55,081	24,086
Current portion of non-current liabilities	59,778	81,536	52,821	63,822
Other current liabilities	992	1,673	125	164

Total current liabilities	565,880	576,667	364,838	383,069

Non-current liabilities
Long-term borrowings	190,000	195,192	84,278	94,299
Debentures payable	94,809	94,666	85,000	85,000
Provisions	133,290	131,546	92,291	92,137
Deferred tax liabilities	11,143	12,667	—	—
Other non-current liabilities	12,925	12,562	6,224	6,268

Total non-current liabilities	442,167	446,633	267,793	277,704

Total liabilities	1,008,047	1,023,300	632,631	660,773

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	128,679	128,639	127,872	127,881
Special reserve	15,386	13,366	8,770	7,503
Other comprehensive income	(30,611)	(27,433)	320	352
Surplus reserves	188,769	188,769	177,677	177,677
Undistributed profits	723,251	707,448	594,943	572,252

Equity attributable to equity holders of the Company	1,208,495	1,193,810	1,092,603	1,068,686

Non-controlling interests	191,791	187,800	—	—

Total shareholders’ equity	1,400,286	1,381,610	1,092,603	1,068,686

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,408,333	2,404,910	1,725,234	1,729,459

(2) Consolidated and Company Income Statements

	Unit: RMB million
Items	For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
	The Group	The Group	The Company	The Company
Operating income	1,108,822	975,909	649,846	570,059
Less: Cost of sales	(870,788)	(777,147)	(487,107)	(438,749)
Taxes and surcharges	(103,545)	(94,633)	(82,807)	(81,160)
Selling expenses	(30,962)	(30,138)	(21,495)	(20,794)
General and administrative expenses	(31,623)	(30,669)	(20,657)	(20,892)
Research and development expenses	(6,084)	(5,378)	(5,373)	(4,789)
Finance expenses	(9,707)	(11,328)	(8,272)	(8,817)
Including: Interest expenses	(11,109)	(11,332)	(8,601)	(9,056)
Interest income	1,434	1,189	491	619
Asset impairment losses	(14)	(265)	(41)	(222)
Credit losses	5	—	7	—
Add: Other income	4,436	2,501	3,051	1,725
Investment income	3,939	2,470	24,204	18,877
Including: Income from investment in associates and joint ventures	3,824	2,215	2,406	1,649
Gain on asset disposal	95	227	109	199

Operating profit	64,574	31,549	51,465	15,437

Add: Non-operating income	878	1,712	655	1,324
Less: Non-operating expenses	(5,046)	(5,432)	(3,689)	(2,847)

Profit before taxation	60,406	27,829	48,431	13,914

Less: Taxation	(23,066)	(6,868)	(14,620)	1,280

Net profit	37,340	20,961	33,811	15,194

Classified by continuity of operation:
Net profit from continuous operation	37,340	20,961	33,811	15,194
Net profit from discontinued operation	—	—	—	—
Classified by ownership:
Shareholders of the Company	27,086	12,674	33,811	15,194
Non-controlling interests	10,254	8,287	—	—

Other comprehensive income, net of tax	(2,285)	189	(32)	(123)

Other comprehensive income attributable to equity holders of the Company, net of tax	(3,178)	874	(32)	(123)
(1) Items that will not be reclassified to profit or loss
Changes in fair value of investments in other equity instruments	(100)	—	(29)	—
(2) Items that may be reclassified to profit or loss
Share of other comprehensive income of equity-accounted investee	(4)	(124)	(3)	(121)
Gains or losses arising from changes in fair value of available-for-sale financial assets	—	22	—	(2)
Translation differences arising from translation of foreign currency financial statements	(3,074)	976	—	—
Other comprehensive income (net of tax) attributable to non-controlling interests	893	(685)	—	—

Items	For the six months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
	The Group	The Group	The Company	The Company
Total comprehensive income	35,055	21,150	33,779	15,071

Attributable to:
Equity holders of the Company	23,908	13,548	33,779	15,071
Non-controlling interests	11,147	7,602	—	—
Earnings per share
Basic earnings per share (RMB yuan)	0.148	0.069	0.185	0.083
Diluted earnings per share (RMB yuan)	0.148	0.069	0.185	0.083

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2018.

7 Disclosure of Other Information

Save for disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2017 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

8 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Upon specific enquiries made to each Director and Supervisor, each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.

9 Compliance with the Corporate Governance Code

For the six months ended June 30, 2018, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

10 Audit Committee

The Audit Committee of the Company comprises Mr. Lin Boqiang, Mr. Liu Yuezhen and Mr. Zhang Biyi. The main duties of the Audit Committee are to review and monitor the financial reporting procedures and internal control system of the Group and make recommendations to the Board.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2018.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

August 30, 2018

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and executive Director; Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive Directors; Mr. Hou Qijun as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.